

April 29, 2011

Keith D. Hall
Chief Executive Officer
KBS Strategic Opportunity REIT, Inc.
620 Newport Center Drive, Suite 1300
Newport Beach, California 92660

      Re: KBS Strategic Opportunity REIT, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2010
             Filed March 11, 2011
             File No. 333-156633

Dear Mr. Hall:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                     Sincerely,

                     Sonia Barros
                     Special Counsel

cc: Robert H. Bergdolt, Esq.
       Carrie J. Hartley, Esq.
       Christopher R. Stambaugh, Esq.
       Via *facsimile*: (919) 786-2200